

February 14, 2012

Via Email
Gary Gemignani
Chief Financial Officer
Champions Oncology, Inc.
One University Plaza, Suite 307
Hackensack, NJ 07601

   Re: **Champions Oncology, Inc.**
      Form 10-K for the fiscal year ended April 30, 2011
      Filed July 15, 2011
      File No. 001-17263

Dear Mr. Gemignani:

   We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note your discussion in Note 3 to the consolidated financial statements of your agreement with Cephalon, Inc., entered into on March 16, 2011. Please revise your disclosure in the Business section of the filing to include a summary of the material terms of this agreement, including the term and termination provisions and the royalty rate to be paid. Also, please file a copy of the full agreement, including any exhibits or appendices, as an exhibit to the filing. See Item 601(b)(10) of Regulation S-K for guidance.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or Daniel Greenspan, Branch Chief, at (202) 551-3623 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Hillel Tendler (Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.)